Exhibit 99.1

ICON Signs New Service Agreement With Pfizer

DUBLIN--(BUSINESS WIRE)--April 3, 2020--ICON plc, (NASDAQ: ICLR) a leading global provider of drug and device development and commercialisation services to the pharmaceutical, biotechnology and medical device industries, today announced it has signed a three-year agreement with Pfizer Inc. (NYSE:PFE). Under the terms of the agreement, Pfizer has the right to extend the term for up to an additional two years. Financial details of the agreement were not disclosed.

The agreement builds on the companies' existing relationship, under which ICON provides global expertise in the planning, execution, management and conduct of clinical trials.

Steve Cutler, ICON's CEO, commented: "The further progression of ICON’s long-standing relationship with Pfizer is clear recognition of our capabilities and expertise in partnering with Pfizer on their drug development and commercialisation efforts. We look forward to continuing our strong relationship with Pfizer to help advance their pipeline and deliver continued innovation in the drug development process."

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently operates from 97 locations in 40 countries and has approximately 14,650 employees as at December 31, 2019. Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

ICON/ICLR-F

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